UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 13)*

The St. Joe Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

790148100
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,841,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,010,633

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
25,010,633

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,841,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

25,010,633

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
25,010,633

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,136,502

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,136,502

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,136,502

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	790148100

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

Subject to the Stockholder Agreement described in Item 6 of the 13D filed by the Reporting Persons on September 20, 2011 (the "Stockholder Agreement"), the Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Subject to the Stockholder Agreement, the Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 25,010,633 Shares (27.1%) of the Issuer, the Fund may be deemed to be the beneficial owner of 23,136,502 Shares (25.1%) of the Issuer and Mr. Berkowitz may be deemed to be the beneficial owner of 25,010,633 Shares (27.1%) of the Issuer, based upon the 92,292,913 Shares outstanding as of November 4, 2013, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 23,841,602 Shares, the Fund has the shared power to vote or direct the vote of 23,136,502 Shares and Mr. Berkowitz has the shared power to vote or direct the vote of 23,841,602 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Mr. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 25,010,633 Shares, the Fund has the shared power to dispose or direct the disposition of 23,136,502 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 25,010,633 Shares to which this filing relates.

The Reporting Persons have not effected any transactions in the Shares during the 60 days prior to the date of this filing.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to an irrevocable proxy dated as of November 6, 2013, Fairholme Funds, Inc., on behalf of The Fairholme Fund (the "Fund"), appointed AgReserves, Inc. as the Fund's proxy and attorney-in-fact to vote the shares of the Issuer held by the Fund as of the applicable record date:  (i) on the proposal that may be presented at a special meeting of the shareholders of the Issuer concerning approval of the transaction for the sale of certain timberlands and other assets and rights (the "Proposed Transaction"), and any other action reasonably requested by the Issuer in furtherance thereof, including any postponements or adjournments of any meeting of shareholders, and (ii) on any matter or transaction that would materially impede, interfere with, delay, postpone, discourage or frustrate the Proposed Transaction.

A copy of the Irrevocable Proxy is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	The Irrevocable Proxy, dated as of November 6, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2013
(Date)

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.
By: /s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D/A dated November 8, 2013 relating to the Common Stock of The St. Joe Company shall be filed on behalf of the undersigned.

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz

Exhibit B

IRREVOCABLE PROXY

This irrevocable proxy (this "Irrevocable Proxy" or "Agreement") is executed as of November 6, 2013 by Fairholme Funds, Inc., on behalf of The Fairholme Fund ("Fund"), for the benefit of AgReserves, Inc., a Utah corporation ("Purchaser") in connection with the Purchase and Sale Agreement between The St. Joe Company ("St. Joe") and Purchaser (the "PSA") dated on the date hereof.

WHEREAS, this Irrevocable Proxy is issued in consideration of the PSA;

WHEREAS, the Fund owns shares of no par common stock of St. Joe and seeks to appoint Purchaser as proxy and an attorney-in-fact in connection with the PSA in accordance with the terms described herein;

WHEREAS, Purchaser has an interest in, and will derive benefit from, the PSA; and

WHEREAS, the appointment contemplated by this Irrevocable Proxy is coupled with an interest;

NOW THEREFORE, in consideration of the promises and covenants contained in the PSA, this Irrevocable Proxy is, and shall be, irrevocable to the fullest extent permitted by law, and governed by the following terms:

1.           Grant of Proxy. Fund hereby irrevocably constitutes and appoints Purchaser with full power of substitution, from the Record Date, as defined below, until the termination of this Agreement in accordance with its terms, as Fund's true and lawful proxy and attorney-in-fact ( in such capacity, a "Proxy Holder"), to vote (i) on the proposal ("Proposal") that may be presented at a special meeting of the shareholders of St. Joe ("Shareholder Meeting") concerning approval of the transaction for the sale of certain timberlands and other assets and rights contemplated by the PSA (the "Proposed Transaction"), and any other action reasonably requested by St. Joe in furtherance thereof, including any postponements or adjournments of any meeting of shareholders, and (ii) on any matter or transaction that would materially impede, interfere with, delay, postpone, discourage or frustrate the Proposed Transaction, with respect to any shares of no par value common stock of St. Joe owned by Fund as of the Record Date (the "Fairholme  Stock"), from time to time in such manner as such Proxy Holder shall determine in its sole and absolute discretion, giving and granting to the Proxy Holder all powers Fund would possess if personally present at such meeting and hereby ratifying and confirming all that said Proxy Holder shall lawfully do or cause to be done by virtue hereof. This proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement. The Fund shall take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy.

2.           Revocation of Prior Proxies. Fund hereby revokes all other proxies and powers of attorney with respect to the Fairholme Stock that Fund may have appointed or granted.

3.           Representations and Warranties of Fund. Fund hereby represents and warrants to Purchaser as follows:

 (a)           Authorization; Validity of Agreement; Necessary Action. Fund has the requisite power and authority and/or capacity to execute and deliver this Irrevocable Proxy and to carry out its obligations hereunder. The execution and delivery by Fund of this Irrevocable Proxy and the performance by it of the obligations hereunder have been duly and validly authorized by Fund and no other actions or proceedings on the part of Fund to authorize the execution and delivery of this Irrevocable Proxy, the performance by Fund of the obligations hereunder or the consummation of the transactions contemplated hereby are required. This Irrevocable Proxy has been duly executed and delivered by Fund and constitutes a legal, valid and binding agreement of Fund, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

(b)           Stock Ownership. As of August 31, 2013, Fund was the record or beneficial owner of and had good and marketable title to 23,136,502 shares of no par common stock of St. Joe.

(c)           Fund will have as of the Record Date of the Shareholder Meeting for which this Irrevocable Proxy has been given sole voting power, sole power of disposition and sole power to grant a proxy, in each case with respect to the Fairholme Stock with no limitations, qualifications or restrictions.

4.           Termination. This Irrevocable Proxy shall remain in effect until the earliest to occur of (1) the termination of the PSA in accordance with its terms (including any extension thereof) or any material amendment of the PSA prior to the Record Date, (2) the written agreement of Fund and Purchaser to terminate this Irrevocable Proxy, (3) the date on which the record date for the Shareholder Meeting ("Record Date") is changed to a date other than December 10, 2013 and (4) the consummation of the transactions contemplated by the PSA. After the occurrence of any such applicable event, this Irrevocable Proxy shall terminate automatically and be of no further force or effect.

5.           Miscellaneous. Nothing in this Irrevocable Proxy limits or otherwise restricts Fund's ability to sell Fairholme Stock prior to or following the Record Date. This Irrevocable Proxy shall be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to its principles of conflict of laws. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Fund.

[signature page follows]

FAIRHOLME FUNDS, INC., on behalf of The Fairholme Fund

By:	/s/ Bruce R. Berkowitz
Name:	Bruce R. Berkowitz
Title:

SK 22146 0003 1427293